[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

June 18, 2013

VIA EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	Clearwire Corporation

Additional Definitive Proxy Soliciting Materials on Schedule 14A filed by

Sprint Nextel Corporation

Filed June 3, 2013

File No. 001-34196

Dear Mr. Orlic:

This letter is being furnished on behalf of our client, Sprint Nextel Corporation, a Kansas corporation (“Sprint”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding Additional Definitive Proxy Soliciting Materials on Schedule 14A filed by Sprint with respect to Clearwire Corporation (File No. 001-34196) (the “Proxy Materials”) that were filed with the Commission on June 3, 2013.

In response to the Staff’s request that Sprint provide detailed legal analyses supporting the statements in the Proxy Materials that were the subject of the Staff’s comments and in addition to materials previously provided to the Staff by email on June 6, 2013 as supplemental information, enclosed herewith is a copy of a verified complaint and motion for expedited proceedings filed by Sprint in the Court of Chancery of the State of Delaware on June 17, 2013, which we are providing to the Staff on behalf of Sprint as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

If you have any questions concerning these matters, or require any further information, please call the undersigned at (202) 371-7535 or my partner, Thomas H. Kennedy, at (212) 735-2526.

United States Securities and Exchange Commission

Division of Corporation Finance

June 18, 2013

Very truly yours,

/s/ Jeremy London
Jeremy London

cc:	Thomas H. Kennedy, Esq.

Ajay Koduri, Esq.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SPRINT NEXTEL CORPORATION and SPRINT HOLDCO, LLC, Plaintiffs, v. DISH NETWORK CORPORATION and CLEARWIRE CORPORATION, Defendants.	: : : : : : : : : : :	C.A. No. -

VERIFIED COMPLAINT

Plaintiffs Sprint Nextel Corporation (“Sprint Nextel”) and Sprint HoldCo, LLC (“Sprint HoldCo” and, together and severally, with Sprint Nextel, “Sprint”), by and through their undersigned attorneys, as and for their complaint against DISH Network Corporation (“DISH”) and Clearwire Corporation (“Clearwire”), upon knowledge as to matters relating to themselves and upon information and belief as to all other matters, alleges as follows:

NATURE OF THE ACTION

1. This action seeks declaratory, injunctive, compensatory and other relief arising from a tender offer launched by DISH for the stock of Clearwire (the “DISH Tender Offer”). The DISH Tender Offer is structurally and actionably coercive and is conditioned upon an agreement with Clearwire that is set to be approved by the Clearwire board of directors (the “Clearwire Board”) that violates and converts the rights of Sprint and other Clearwire stockholders under Clearwire’s governing documents and Delaware law. This action also seeks compensatory relief for DISH’s tortious interference with Clearwire’s performance of its merger agreement with Sprint.

2. Sprint has been a substantial stockholder of Clearwire since its formation in 2008. After lengthy negotiations, on December 17, 2012, Sprint and Clearwire announced a merger agreement whereby Sprint would acquire the outstanding Clearwire stock that it does not already own (the “Sprint Merger Agreement”). Sprint and Clearwire also entered into a financing agreement under which Sprint would provide Clearwire with much-needed financing (the “Interim Financing Agreement”).

3. DISH wants spectrum. Clearwire has spectrum but has struggled financially. Before entering into the Sprint Merger Agreement, Clearwire sought to engage DISH in discussions, but DISH refused to negotiate and did not make a meaningful proposal. After the announcement of the Sprint Merger Agreement, however, DISH feared that by solving Clearwire’s financial problems, a combination of Sprint and Clearwire would eliminate DISH’s negotiating leverage to acquire spectrum on the cheap, so DISH embarked on a plan to tank the merger.

4. Because the Sprint Merger Agreement was conditioned on the approval of a majority of Clearwire’s minority shares, DISH’s strategy focused on fooling Clearwire’s minority stockholders into believing they might obtain a better price from a transaction with DISH. Thus, starting in late December 2012, DISH began making a series of public proposals to make tender offers for a minority position in Clearwire at prices higher than that offered under the Sprint Merger Agreement – in exchange for

Clearwire selling DISH key spectrum assets at a bargain price. DISH also insisted that it obtain substantial governance rights from Clearwire. The Clearwire Board rightly recognized that its fiduciary duties did not permit it to sell key assets at a discount in exchange for a tender offer that would benefit only a minority of stockholders, and also rightly recognized that it could not grant DISH the governance rights DISH sought without violating the rights of Sprint and other Clearwire stockholders under Clearwire’s governing documents and Delaware law. So Clearwire repeatedly rejected DISH’s proposals as “not actionable.” DISH appeared to give up on Clearwire and instead turned its attention to making a public proposal to acquire Sprint. Nevertheless, DISH’s repeated public proposals to Clearwire had fooled many Clearwire minority stockholders into believing a higher price might be available from DISH.

5. On May 29, 2013, just two days before Clearwire stockholders were set to vote on Sprint’s proposed merger with Clearwire (the “Sprint-Clearwire Merger”), DISH re-appeared with a publicly announced tender offer at a higher price – the DISH Tender Offer. The DISH Tender Offer was no longer conditioned upon a purchase of spectrum at a bargain price, but was still conditioned upon obtaining governance rights that Clearwire had previously recognized it had no power or right to give. Nevertheless, because DISH is successfully fooling Clearwire’s minority stockholders into voting against the Sprint-Clearwire Merger, leaving Clearwire with no solution to its looming financial crisis, the Clearwire Board panicked and its changed position.

6. Thus, Clearwire reversed course and intends to execute agreements containing the very same governance provisions that it previously recognized it could not legally grant. As described further below, Clearwire is set to enter into an Investor Rights Agreement (the “IRA”) and a Note Purchase Agreement (the “NPA”) with DISH that violate Sprint’s rights under an Equityholders’ Agreement entered into by Sprint, Clearwire and others in 2008 (the “EHA”) and also violate Delaware law and Clearwire’s governing documents – facts previously acknowledged by the Clearwire Board and communicated to DISH.

7. Execution and delivery of the IRA is a condition to the DISH Tender Offer. The IRA purports to grant DISH governance rights, including the purported right to force the Clearwire Board to nominate a slate of directors with guaranteed DISH representation, the purported right to veto amendments to Clearwire’s charter (the “Clearwire Charter”) and bylaws, the purported right to veto any change of control of Clearwire, and purported preemptive rights over any new issuance of Clearwire securities, with certain exceptions. The IRA is invalid and unenforceable because it violates Sprint’s rights under Delaware law and the EHA, which is incorporated into the Clearwire Charter.

8. The NPA is also invalid and unenforceable. Clearwire intends to enter into the NPA in connection with the DISH Tender Offer. The NPA purports to compel Clearwire to issue either exchangeable or non-exchangeable notes, with a structure designed to coerce Sprint to vote to amend the Clearwire Charter. The issuance of exchangeable notes by Clearwire would not be permitted without an amendment to the Clearwire Charter, which could not be accomplished without Sprint’s approval. The non-exchangeable notes (that Clearwire would issue to DISH if Sprint does not approve an amendment to the Clearwire Charter) pay an enormous 12% interest rate, require a commitment fee payable in cash, and carry priority in bankruptcy. Combined with DISH’s other holdings of Clearwire debt, the non-exchangeable notes would give DISH the ability to drive Clearwire into bankruptcy so DISH can take control of Clearwire’s spectrum assets. Thus, not only are Sprint and the other parties to the EHA being deprived of their preemptive rights under the EHA, but Sprint is also being coerced into amending the Clearwire Charter to allow for the issuance of more Clearwire shares in order to avoid the issuance of the non-exchangeable notes.

9. All that is bad enough. But the DISH Tender Offer is also structured to coerce Clearwire’s minority stockholders, to the detriment of Sprint, to tender their stock to DISH or else be left holding stock in a corporation that will be handicapped by unlawful corporate governance restrictions, onerous debt provisions, and potentially be subject to massive money damages claims payable to DISH – an entity which has everything to gain from a failure of Clearwire. Because Sprint owns a majority of Clearwire stock and, as stated, is not a seller, the DISH Tender Offer cannot be followed by a back-end merger with the same consideration and therefore is structurally coercive.

10. As a result, this action seeks equitable relief to prevent consummation of the DISH Tender Offer, and to enjoin or rescind the execution and delivery of the IRA and the NPA.

11. This action also seeks compensatory and other relief to remedy DISH’s wrongful interference with Sprint’s contractual rights, economic advantage and business relations. DISH intentionally and improperly interfered with the performance of the Sprint Merger Agreement and the Interim Financing Agreement between Clearwire and Sprint, thereby preventing performance, causing performance to be more expensive and burdensome, and ultimately threatening the wrongful termination of the Sprint Merger Agreement.

12. Defendants’ acts already have injured Sprint and Sprint’s rights which will further be irreparably injured without immediate relief from this Court.

THE PARTIES

13. Sprint HoldCo is a Delaware limited liability company, a wholly-owned subsidiary of Sprint Nextel, and owns 50.2% of the voting interest in Clearwire. Sprint HoldCo also holds 180 million of exchangeable Clearwire notes and, subject to certain events (including a vote against the Sprint-Clearwire Merger and the close of Sprint Nextel’s merger with SoftBank Corp. (the “Sprint-SoftBank Merger”)), Sprint will own approximately 67% of the voting interests in Clearwire as-exchanged. Sprint Nextel is a telecommunications company incorporated under the laws of Kansas and headquartered in Overland Park, Kansas. It is the third largest wireless provider in the United States.

14. DISH is a holding company incorporated under the laws of Nevada with its principal place of business in Englewood, Colorado. Its subsidiaries operate DISH, which includes a direct broadcast satellite subscription television service, and Blockbuster, which provides movies and video games for sale and rental. DISH also holds various spectrum assets that it has acquired through a series of acquisitions beginning in 2008. Charles W. Ergen is the co-founder and Chairman of DISH. As of June 2012, he effectively controls 53% of the financial interest and 91% of the voting interest in DISH.

15. Clearwire is a Delaware corporation headquartered in Bellevue, Washington.

STATEMENT OF FACTS

I.	SPRINT OBTAINS A MAJORITY VOTING INTEREST IN CLEARWIRE IN EXCHANGE FOR CONTRIBUTING SPECTRUM ASSETS.

16. Sprint has played a substantial role in Clearwire since Clearwire’s founding. Clearwire began in November 2008 as a combination of Sprint’s entire WiMAX business (then known as Xohm) with Clearwire Legacy LLC (formerly known as Clearwire Corporation) and an investment by Intel Capital Corporation (“Intel”), Comcast Corporation (“Comcast”), Time Warner Cable, Inc. (“Time Warner”), and BHN Spectrum Investments (“BHN”). Eagle River Holdings, LLC (“Eagle River”), an entity controlled by Clearwire founder, Craig O. McCaw, continued as a Clearwire stockholder after Clearwire’s combination with Sprint. In exchange for contributing substantial assets, Sprint received approximately 51% of the voting interest in Clearwire.

17. In 2008, Clearwire also entered into the EHA with Sprint, Eagle River, Intel, Comcast, Time Warner, BHN and Google (together with Comcast, BHN, Time Warner and Google, the “Strategic Investors Group” or the “SIGs” and together with Sprint, the “Equityholders”). At signing, the Equityholders held over 80% of Clearwire’s stock with Sprint as the majority stockholder. The EHA is referenced throughout and incorporated by reference into the Clearwire Charter. The EHA outlines important corporate governance requirements for Clearwire, including the composition of the Clearwire Board. The EHA provides for thirteen seats on the Clearwire Board and allocates seven seats to Sprint nominees (all of whom are currently independent); one seat nominated by Eagle River; one seat nominated by Intel; two seats nominated by the SIGs, collectively; one seat nominated by both the SIGs and Intel; and one seat determined by the Nominating Committee of the Clearwire Board. Sprint, like many other majority stockholders, could have appointed insiders, but instead all of its Clearwire Board designees are independent. Currently, Sprint, Clearwire, Intel, Comcast and BHN remain parties to the EHA. Google, Time Warner and Eagle River sold their Clearwire stock in 2012 and the EHA has since been amended to exclude these parties. The EHA, the Clearwire Charter and the Clearwire bylaws are attached to this complaint as Exhibits A, B and C, respectively.

18. At Clearwire’s founding, Sprint and the other Equityholders bargained for and paid for their rights under the Clearwire Charter and the EHA.

19. DISH is aware of the rights of Sprint and the SIGs under the EHA and the Clearwire Charter.

20. Any amendment to the Clearwire bylaws or the Clearwire Charter as well as any changes to the Clearwire Board’s size or any bankruptcy or reorganization requires approval by Sprint, Intel and the SIGs. The EHA also granted the Equityholders preemptive rights to purchase their pro rata share of any new securities that Clearwire issues. The Clearwire Charter provides that, aside from those preemptive rights granted under the EHA, no other stockholders may have preemptive rights.

II.	SPRINT SUPPORTS CLEARWIRE’S UNSUCCESSFUL ATTEMPTS TO IMPROVE ITS FINANCIAL POSITION.

21. Throughout its existence, Clearwire has struggled financially. Sprint consistently has been willing to provide Clearwire with funding to plug its funding gap. Sprint also is and has been Clearwire’s only major customer. Without Sprint as a customer and without Sprint’s ongoing financial help, Clearwire would have failed years ago.

22. As early as 2009, Sprint offered to help Clearwire improve its financial situation. Clearwire needed to raise significant capital for its business and also began considering other strategic alternatives. During that time, Clearwire had fruitless conversations with DISH. The Clearwire Board considered a spectrum sale, wholesale arrangements and other commercial agreements, but none of these led to an agreement.

23. While Clearwire was able to raise capital with Sprint’s help and approval in 2009, 2010, 2011 and 2012 through various equity and bond offerings, it still struggled. Despite its efforts, the Clearwire Board could not find a second major wholesale customer or a buyer for its spectrum. Clearwire reached out to multiple parties but found no takers. Clearwire also faced a multi-billion dollar funding gap and contemplated a financial restructuring.

24. During that time, Clearwire had ongoing discussions with DISH, among others. Clearwire and Sprint also continued talks about potential transactions. Sprint presented Clearwire with a bona fide offer in November 2012. Importantly, as Sprint considered strategic alternatives for itself, it included considerations of Clearwire in many of these potential transactions. Sprint was aware of Clearwire’s dire financial situation and hoped to remedy it.

25. On December 6, 2012, DISH finally made a proposal to acquire certain of Clearwire’s spectrum assets and enter into commercial arrangements (the “December 6 DISH Proposal”). DISH offered Clearwire $2.2 billion in exchange for 11.4 MHz-POPs and an option to purchase or lease an additional 2 MHz. As with its prior offers, DISH failed to address Clearwire’s long-term liquidity concerns.

26. Despite Clearwire’s requests and the realization that Clearwire was finalizing an agreement with Sprint, DISH did not make a formal written proposal to Clearwire until December 12, 2012 (the “December 12 DISH Proposal”). Clearwire asked DISH to improve its proposal, but DISH refused. The December 12 DISH Proposal failed to match or exceed Sprint’s offer.

27. DISH only cared about acquiring Clearwire’s spectrum at a bargain price. DISH had no desire to address Clearwire’s long-term liquidity concerns or to purchase Clearwire’s outstanding public stock. After multiple attempts to engage DISH in negotiations, Clearwire “mov[ed] away from DISH.” Even after Clearwire advised DISH that it was no longer considering DISH’s offer, DISH “declined to alter the offer.”

28. As the Special Committee of the Clearwire Board (the “Special Committee”) considered its options on December 16, 2012, its financial advisor, Centerview Partners LLC (“Centerview”), advised the Special Committee against the DISH proposal because, even if DISH offered a higher price, it would not remedy Clearwire’s long-term liquidity problems or its need to secure another major wholesale customer.

29. The Clearwire Board determined that DISH’s offer was insufficient. Consistent with its business judgment, the Special Committee recognized that the Sprint-Clearwire Merger was better for Clearwire’s non-Sprint Class A stockholders and the corporation.

III.	SPRINT OFFERS CLEARWIRE NECESSARY INTERIM FINANCING AND A PREMIUM FOR ITS STOCKHOLDERS.

30. After a multiyear search, on December 17, 2012, Clearwire executed the Sprint Merger Agreement, offering a substantial premium for its stockholders and the financing Clearwire desperately needed.

31. The financial advisors for the Special Committee and the Clearwire Board (Centerview and Evercore Group, L.L.C. (“Evercore”), respectively) determined that the Sprint-Clearwire Merger was fair. In addition, three SIGs (representing approximately 13% of Clearwire’s voting shares) committed to vote in favor of the Sprint-Clearwire Merger and against any alternative proposals.

IV.	DISH ATTEMPTS TO THWART SPRINT’S PREMIUM OFFER.

32. Consistent with its ultimate objective to thwart the Sprint-Clearwire Merger and drive Clearwire into financial ruin so that it can pluck spectrum from the ashes, DISH made an unsolicited proposal to Clearwire. Before approving the Sprint-Clearwire Merger, Clearwire had repeatedly asked DISH to amend its proposal and DISH refused. However, on December 28, 2012, eleven days after Clearwire announced the Sprint Merger Agreement, DISH sent Clearwire a revised proposal. In its updated offer, DISH included the same spectrum purchase and added a tender offer for Clearwire stock (the “December 28 DISH Proposal”). This offer was subsequently confirmed in the press by DISH. DISH’s proposal to make a tender offer to Clearwire’s stockholders was designed to induce Clearwire’s directors into selling spectrum on the cheap, or to fool Clearwire’s stockholders into voting down the Sprint-Clearwire Merger. DISH hoped that publication of this superficially higher price would induce Clearwire’s stockholders to vote against the Sprint-Clearwire Merger.

33. Clearwire correctly did not view DISH’s proposal as bona fide. In its press release disclosing the offer, Clearwire used cautionary language by describing the December 28 DISH Proposal as “only a preliminary indication of interest … subject to numerous, material uncertainties and conditions.”

34. However, DISH succeeded in furthering its scheme to undermine Clearwire’s financial state by making its unlawful proposal contingent upon Clearwire’s refusal to take any draws from the Interim Financing Agreement even though DISH knew that Clearwire needed those funds. As DISH hoped, the December 28 DISH Proposal induced Clearwire into declining to accept the January and February monthly installments offered by Sprint. Clearwire only accepted the March installment after releasing its abysmal financial results, which demonstrated that the company could not survive without this financing. In its February 12, 2013 earnings press release, Clearwire announced that its total fourth quarter revenue dropped 14% and its fourth quarter cash plummeted by $315.1 million.

35. In furtherance of its scheme to defeat the Sprint Merger Agreement by fooling Clearwire’s minority stockholders into believing they could obtain a higher price, DISH followed the December 28 DISH Proposal with a series of unlawful proposals. These proposals could not be accepted because they would violate the EHA, Clearwire’s governing documents and Delaware law. With each offer, DISH continued to increase its demands from Clearwire while failing to improve the substance of its offer. For example, on January 11, 2013, DISH submitted an allegedly revised proposal (the “January 11 DISH Proposal”). As with its prior proposals, this proposal was short on specifics.

36. DISH made yet another proposal on February 8, 2013 (the “February 8 DISH Proposal”). This February 8, 2013 offer was the first time DISH submitted any type of term sheet, and even this proposal remained non-binding. Clearwire conceded that it remained concerned with the “certainty of close and the adequacy of financing.” Clearwire also remained concerned that DISH’s proposal was not actionable because of Clearwire’s commitments under the EHA.

37. DISH was fully aware of Clearwire’s concerns when it submitted yet another purported proposal on February 25, 2013 (the “February 25 DISH Proposal”). In this purported proposal, DISH demanded, among other things:

•

Rights guaranteeing DISH representation on the Clearwire Board (including representation on the Nominating Committee) – the number of DISH designees on the Clearwire Board could not fall below three; and

•

Veto rights over any amendment to Clearwire’s governing documents or the governing documents of its subsidiaries, any amendment to the EHA and any strategic transaction involving more than 20% of Clearwire’s assets.

38. Just one day after receiving the February 25 DISH Proposal, Clearwire told DISH that its revised offer was “not actionable.”

39. Clearwire also sent DISH a letter on March 8, 2013 (the “March 8 Clearwire Letter”) reiterating that it could not grant DISH the governance and veto rights DISH demanded in the February 25 DISH Proposal. The March 8 Clearwire Letter stated:

[W]e cannot accept several changes to the governance provisions requested by Dish. At this point, we believe that the constraints of our existing governance structure and the provisions of our Equityholders’

Agreement and charter are clear. We are willing to commit the company to use its reasonable best efforts to cause the board and committee representation rights requested by Dish in the February 25th proposal to be respected, but whether such rights are actually obtained is not within our full control and we cannot cause our directors and shareholders to take actions that are required on their part to implement such rights.

The governance rights and veto rights in the February 25 DISH Proposal that Clearwire conceded it could not accept are substantively identical to those contained in the IRA.

40. The March 8 Clearwire Letter also recognized that governance and veto rights demanded by DISH would subject Clearwire to legal liability, and Clearwire insisted that DISH take responsibility for any legal action, stating:

[G]iven that we may face challenges from Sprint and other third parties, we will not be in a position to make any representations and warranties regarding our ability to agree to such governance provisions nor will we agree to monetary damages if we have complied with our obligation to use our reasonable best efforts to give Dish such rights but such rights are ultimately not obtained.

V.	DISH BACK-BURNERS ITS PURSUIT OF CLEARWIRE AND MAKES A PLAY FOR SPRINT.

41. Unsuccessful in convincing Clearwire to enter into illegal agreements, DISH abandoned its attempts to acquire Clearwire and, instead, made a public, unsolicited offer to acquire Sprint Nextel. On April 15, 2013, DISH announced that it had submitted a non-binding, unsolicited proposal to the board of directors of Sprint Nextel to acquire all outstanding Sprint shares for a mixture of cash and DISH stock that DISH valued at $25.5 billion (the “DISH-Sprint Nextel Proposal”). This public offer was consistent with DISH’s scheme to frustrate Sprint’s objectives in the Sprint Merger Agreement by interfering with the Sprint-SoftBank Merger which was a condition to the

Sprint Merger Agreement. As with its unsolicited offer for Clearwire, DISH publicly touted the DISH-Sprint Nextel Proposal as superior to Sprint’s existing merger agreement with SoftBank Corp. (the “Sprint-SoftBank Merger Agreement”).

42. Sprint formed a special committee to evaluate the DISH-Sprint Nextel Proposal and ultimately determined after negotiations with DISH that the DISH-Sprint Nextel Proposal is not reasonably likely to lead to a Superior Proposal, as that term is defined in the Sprint-SoftBank Merger Agreement. Sprint engaged in discussions with DISH for nearly two months, including obtaining waivers from SoftBank Corp. to engage in due diligence. Despite the efforts of the Sprint special committee, DISH failed to present an actionable offer.

VI.	SPRINT INCREASES ITS PREMIUM OFFER AND DISH RETURNS WITH ANOTHER TENDER OFFER DESIGNED TO FOOL AND COERCE CLEARWIRE’S STOCKHOLDERS.

43. On May 21, 2013, Sprint and Clearwire entered into an amendment to the Sprint Merger Agreement by which the consideration to be paid to Clearwire stockholders was increased to $3.40 per share. Sprint’s revised offer was approved by the Special Committee and all of the non-Sprint Clearwire Board designees prior to being approved by the full Clearwire Board. Both Evercore and Centerview issued opinions to the Clearwire Board, the Special Committee and the Audit Committee of the Clearwire Board (the “Audit Committee”) advising that Sprint’s revised merger consideration was fair, from a financial point of view, to Clearwire’s Class A common stockholders.

44. The Clearwire Board concluded, among other things, that (1) the revised Sprint Merger Agreement and the Sprint-Clearwire Merger were advisable, fair to and in the best interests of Clearwire and its stockholders, (2) the adoption of the revised agreement should be submitted to Clearwire’s stockholders and (3) recommended that Clearwire’s stockholders vote in favor of the Sprint-Clearwire Merger. In light of this revised agreement, Clearwire rescheduled the vote on the Sprint-Clearwire Merger to May 31, 2013.

45. At the time of Sprint’s increased offer, Clearwire publicly disclosed that Clearwire did not believe that DISH would make a bona fide offer for more than $3.40 per share for Clearwire’s common stock. Despite months of negotiations with DISH, DISH had still failed to provide Clearwire an actionable proposal.

46. On May 29, 2013 (just two days before the then-scheduled stockholder vote on the Sprint-Clearwire Merger), DISH issued a press release (the “May 29 DISH Press Release”) outlining yet another tender offer proposal (the “May 29 DISH Proposal”). The press release filed with the U.S. Securities and Exchange Commission (the “SEC”) laying out the terms of the May 29 DISH Proposal is attached to this complaint as Exhibit D. On May 30, 2013, DISH followed up its May 29 press release with a filing of a Schedule TO with the SEC (the “Schedule TO” or the “TO”). DISH’s Schedule TO and its exhibits are attached to this complaint as Exhibit E.

47. DISH claimed that it was “making this offer public in light of the limited time remaining prior to the Clearwire stockholders’ meeting.” But, of course, DISH had months to formulate a lawful proposal and failed to do so. DISH’s decision to issue this eleventh-hour public letter was just part of its scheme to fool Clearwire’s stockholders into voting against the Sprint-Clearwire Merger.

48. On May 30, 2013, Clearwire issued a press release stating that it was adjourning the stockholder meeting again, this time until June 13, 2013. Clearwire acknowledged that the “DISH proposal raise[d] issues that need to be discussed with DISH.” Beginning to bend to the pressure resulting from DISH’s efforts to fool its minority stockholders and resulting concern that the Sprint-Clearwire Merger would not be approved, Clearwire also stated that the DISH Tender Offer “appears to be more actionable than DISH’s previous proposal,” even though the terms of the May 29 DISH Proposal were substantially the same as prior DISH proposals.

49. DISH’s overtures induced the Clearwire Board to refuse the June 2013 draw under the Interim Financing Agreement, further damaging Clearwire’s precarious financial state.

50. On June 3, 2013, Sprint sent a letter to Clearwire reminding Clearwire that the DISH Tender Offer is not actionable because it is conditioned upon Clearwire’s entry into agreements that would violate Delaware law and breach Clearwire’s governing documents. Among other reasons, DISH continued to demand governance rights and veto rights that are impermissible and unlawful under the EHA and the Clearwire Charter. Sprint further explained to Clearwire that the DISH Tender Offer is a “change of control” transaction, as that term is defined in the EHA, and would require approval of 75% of Clearwire’s stockholders and the consent of Comcast as a SIG representative. The June 3, 2013 letter from Sprint to Clearwire is attached to this complaint as Exhibit F.

51. DISH amended its Schedule TO on June 4, 2013 (the “First Amended TO”) and disclosed that it had been buying up millions of shares of Clearwire stock on the market since May 23, 2013 (two days after signing its Non-Disclosure Agreement with Sprint Nextel). The First Amended TO is attached to this complaint as Exhibit G. These transactions included purchasing over 7 million Clearwire shares on May 29, 2013 (the same day it announced its intent to begin a tender offer). DISH also attached a letter that it sent to Clearwire on June 4, 2013 in which it responded to Sprint’s June 3, 2013 letter and continued to disregard Sprint’s rights as a majority stockholder and party to the EHA. DISH claimed that the DISH Tender Offer (and the IRA with its illegal governance and veto provisions) did not violate Delaware law and the EHA. DISH further claimed that the DISH Tender Offer did not constitute a change of control under the EHA.

52. Unfortunately, DISH’s campaign to fool Clearwire’s stockholders into voting against the Sprint-Clearwire Merger had worked. Fearing that its minority stockholders would not approve the merger and leave it with no other option, Clearwire caved to DISH’s demands. On June 5, 2013, Clearwire advised Sprint that it intended to issue an Adverse Company Board Recommendation, as that term is defined in the Sprint Merger Agreement. Clearwire erroneously claimed that it was required to issue an Adverse Company Board Recommendation because, among other reasons, its stockholders would likely vote against the Sprint Merger Agreement. Clearwire also claimed now to believe that it would “be able to resolve the non-monetary terms of the DISH proposal in a manner satisfactory to the Special Committee and the Board of Directors.” Clearwire has since alleged that it offered to negotiate with Sprint, but this is at best exaggerated. (Clearwire Schedule 14D-9 (June 12, 2013) (the “14D-9”) at 11) The 14D-9 is attached to this complaint as Exhibit H.

53. On June 10, 2013, Sprint sent Clearwire a letter in response to Clearwire’s June 5, 2013 letter. Sprint requested “a reasonably detailed explanation for Clearwire’s intended Adverse Company Board Recommendation,” as required under Section 4.3(c) of the Sprint Merger Agreement. Sprint also requested additional information to aid in its assessment of Clearwire’s claim that Clearwire would “be able to resolve the non-monetary terms of the DISH [P]roposal.” Sprint reiterated that the May 29 DISH Proposal was not actionable and that Clearwire had failed to offer to negotiate with Sprint to adjust the terms of the Sprint Merger Agreement as required under Section 4.3(c). Sprint further reminded the Special Committee and the Clearwire Board that a predicted vote against the Sprint-Clearwire Merger was an insufficient basis to make an Adverse Company Board Recommendation.

54. Clearwire responded to Sprint that same day. Clearwire claimed that its June 5, 2013 letter complied with Section 4.3(c) of the Sprint Merger Agreement and served as notice that the Clearwire Board intended to change its recommendation. Clearwire further alleged that it had been and continued to be open to negotiations with Sprint. Despite its claims, Clearwire failed to negotiate with Sprint thereby breaching the Sprint Merger Agreement.

VII.	THE DISH TENDER OFFER WITH THE IRA AND NPA.

55. On June 12, 2013, DISH amended its Schedule TO again (the “Second Amended TO” or “2nd Am. TO”). The Second Amended TO is attached to this complaint as Exhibit I. The DISH Tender Offer is for all shares of Clearwire stock at $4.40 per share. The DISH Tender Offer is conditioned on DISH acquiring at least 25% of the fully diluted voting stock of Clearwire. (TO at 1; 2nd Am. TO at 2) It is also conditioned on the valid termination of the Sprint Merger Agreement and the Interim Financing Agreement. (May 29 Press Release at 2; TO at 1; 2nd Am. TO at 2) And Hart-Scott-Rodino clearance; clearance by the Federal Communications Commission; no Material Adverse Effect on Clearwire since December 31, 2012; and compliance with certain interim covenants from the Sprint Merger Agreement. (TO at 8; 2nd Am. TO at 4) The DISH Tender Offer is also conditioned on execution and delivery of the IRA. (2nd Am. TO at 2)

56. The IRA contains a variety of illegal provisions designed to give DISH a stranglehold on Clearwire so that DISH will maximize its leverage to obtain spectrum (and prevent the sale of spectrum to anyone else). Among other things, the IRA purports to grant DISH the right to designate at least three directors to the Clearwire Board (or a higher number based on DISH’s ownership percentage) so long as DISH owns 10% of Clearwire’s stock at the close of the DISH Tender Offer. (IRA at § 2.1(a)) DISH can waive the minimum tender offer condition and still receive three seats so long as DISH reaches 10% ownership. (Id.) And, so long as DISH continues to hold 5%, it will be represented on the Clearwire Board. (Id.) The IRA also purports to provide DISH a veto right over: “(a) any amendment to the Bylaws, the Charter, the Clearwire Communications LLC Operating Agreement or the EHA, and the equivalent documents for the LLC, in each case to the extent such amendment adversely affects DISH; (b) termination of the Operating Agreement or the EHA; (c) any Related Party Transaction including with Sprint, except for Related Party Transactions approved by the Audit Committee and, if larger than $20 million, supported by a written fairness opinion from a nationally recognized investment banking firm; (d) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or the LLC or any issuance of capital stock of the Company or the LLC, in either case that constitutes a Change of Control of the Company or the LLC, or any sale or other disposition of all or more than 20% of the consolidated assets of the Company or of the LLC; and (e) any Bankruptcy, liquidation, dissolution or winding up of the Company, the LLC or any material Subsidiary of the Company.” (TO at 41; IRA § 2.5) The IRA also purports to provide for preemptive rights in favor of DISH. (IRA § 3.1)

57. The IRA purports to obligate Clearwire to nominate for election to the Clearwire Board a minimum of three DISH designees. (IRA § 2.1(a)) The IRA also purports to provide that “[a]t each annual or special meeting of the stockholders of the Company … the Company will include in the slate of nominees recommended by the Board and in the Company’s proxy statement or notice of such meeting all DISH Designees nominated by the Nominating Committee and will cause the election of each of those DISH Designees to the Board.” (IRA § 2.1(c)) In addition, the IRA purports to provide that “so long as DISH has a right to designate members to the Board pursuant to Section 2.1, at least one DISH Designee shall serve on the Board’s Nominating Committee.” (IRA § 2.2)

58. The IRA purports to require the resignation of at least three directors conditioned on DISH holding 10% or more of Clearwire’s stock and having paid for the stock tendered in the DISH Tender Offer. (IRA § 2.1(a)) If DISH’s ownership stake permits it to have four or more directors on the Clearwire Board, then four Clearwire directors must resign to accommodate DISH’s directors. (IRA § 2.1(a))

59. The IRA further states that DISH is entitled to seek specific performance or monetary damages from Clearwire if DISH does not receive all the powers purportedly granted it in the IRA. (IRA § 2.6(b))

60. The NPA provides, among other things, financing of up to $80 million per month to Clearwire until the aggregate amount of funding provided (together with any amounts previously funded by Sprint under the Interim Financing Agreement) equals $800 million. (TO at 35; May 29 DISH Press Release at 1; NPA at definition of “Draw Date”) The notes will be exchangeable for Clearwire Class A common stock at an exchange ratio equivalent to $2.50 per share and will bear interest at a rate of 1% per annum. (TO at 35) In the event that any of the notes cannot be exchanged for Clearwire Class A common stock, for example if a necessary stockholder vote to increase the number of authorized shares is not obtained, the notes would be non-exchangeable and bear interest at a rate of 12% per annum, accruing from the original issuance date. (TO at 35) Under the NPA, non-exchangeable notes are not subject to preemptive rights under the EHA and may only be purchased by DISH. (NPA § 2.01(a)) Under the NPA, if any eligible Clearwire stockholder, such as Sprint, exercises its preemptive rights under the EHA to purchase a pro-rata share of the exchangeable notes, DISH would fund the remainder of the notes conditioned upon DISH acquiring at least 25% of the exchangeable notes issued. (TO at 35)

61. As set forth below and as the Clearwire Board acknowledged before it was forced to capitulate, Clearwire cannot grant DISH the rights provided for in the IRA or the NPA.

VIII.	THE CLEARWIRE BOARD RECOMMENDS AGAINST THE SPRINT-CLEARWIRE MERGER AND EMBRACES THE DISH TENDER OFFER.

62. On June 12, 2013, Clearwire issued the 14D-9 recommending that Clearwire Class A stockholders vote against the Sprint-Clearwire Merger and tender their shares in the DISH Tender Offer.

63. At no time did the Clearwire Board or the Special Committee determine or make any recommendation that the DISH Tender Offer was in the best interests of Clearwire or Clearwire’s Class B stockholders (which comprise a majority of Clearwire’s stock).

64. On June 12, 2013, the Clearwire Board moved the meeting date to June 24, 2013.

65. DISH and Clearwire have known all along that DISH’s unlawful proposals are in violation of the EHA, Clearwire’s governing documents and Delaware law.

66. DISH did not care because its only goal was to ensure the downfall of the Sprint Merger Agreement and thereby gain leverage over Clearwire. Having successfully scuttled the Sprint Merger Agreement and coerced the Clearwire Board into foregoing much of Sprint’s interim financing, DISH has put Clearwire in an even more precarious financial situation. Short on cash and with few options for Clearwire’s continued viability, the Clearwire Board has resorted to embracing the coercive and unlawful DISH Tender Offer against the interests of Clearwire and all its stockholders considered together. The only other option Clearwire had was an inevitable financing crisis and likely bankruptcy – just as Clearwire had warned its stockholders all along.

67. In fact, the 14D-9 states that the Special Committee recognized “the risk, in light of the conditionality of the [DISH Tender] Offer, that if the Offer is not completed and the Sprint [Clearwire] Merger Agreement has been terminated … the Company may not be able to raise sufficient capital to continue its existing operations beyond the first quarter of 2014 which may result in the Company being required to seek bankruptcy protection and the uncertainty in a bankruptcy that stockholders would receive any value for their Shares or a value equal to or in excess of the Offer Price.” (14D-9 at 15)

68. DISH remains focused on ensuring that it takes Clearwire’s prized spectrum and is poised to loot the company. DISH is a large holder of Clearwire debt and the NPA was designed to assure that DISH is able to increase DISH’s debt holdings and take a lead position and priority in any Clearwire restructuring or bankruptcy.

69. The NPA requires Clearwire stockholders to consent or vote in favor of issuing the stock necessary to make the notes issued to DISH exchangeable. In approving the NPA, the Clearwire Board will coerce Sprint and all other Clearwire stockholders into voting in favor of issuing this additional stock. If Clearwire stockholders vote against an amendment to the Clearwire Charter to permit issuance of additional shares, they face holding stock in a company with even more onerous debt obligations. A vote against this amendment leaves Clearwire saddled with notes carrying a 12% interest rate that only DISH can purchase. In addition, these notes, which give DISH first priority in bankruptcy coupled with DISH’s other Clearwire debt holdings will ensure that DISH benefits handsomely from any Clearwire restructuring or bankruptcy. Accordingly, DISH has ample incentive to sit back and watch Clearwire go into bankruptcy – an outcome Clearwire has sought to avoid for years.

70. The clear purpose behind DISH’s demand for the DISH Board Representation Rights, DISH Veto Rights and DISH Preemptive Rights (detailed below and collectively the “DISH Governance Rights”) is to assure DISH leverage to stop any transaction that will alleviate Clearwire’s ongoing financial issues and, in doing so, trample Sprint’s rights, and Clearwire’s future. The NPA restricts Clearwire’s ability to sell equity securities as an alternative to the notes issued under the NPA. The DISH Governance Rights will result in an unlawful diminution of the governance rights Sprint bargained for and paid for at Clearwire’s inception, and which DISH and all Clearwire stockholders had notice of and agreed to when buying and holding their Clearwire shares. The IRA also would violate NASDAQ’s listing requirements and Clearwire risks being de-listed as a result.

IX.	THE DISH TENDER OFFER ALONG WITH THE IRA AND NPA VIOLATE THE EHA.

71. The totality of the transactions encompassed by the DISH Tender Offer violate the EHA because they have not been approved by (i) holders of at least 75% of the outstanding voting securities of Clearwire and (ii) Comcast. Both approvals are required by the EHA.

72. First, consummation of the DISH Tender Offer would violate the EHA because Clearwire did not obtain the approval of Comcast, as representative of the Strategic Investors Group. Section 2.7(c) of the EHA requires that so long as a “Consenting Equityholder” has a percentage interest of at least 5% and a number of shares equal to at least 50% of its original shares (which is the case), its consent is required with respect to any “transaction” with a “Restricted Entity” that constitutes a “Change of Control.” A “Change of Control” is defined to include any transaction in which a person acquires the “Specified Percentage” of Clearwire’s shares. The “Specified Percentage” is currently 25.5%. “Restricted Entity” includes DISH because EchoStar Communications Corporation (which became the current DISH entity in a 2008 restructuring) and its controlled affiliates and successors are collectively defined as a Restricted Entity. DISH already owns approximately 1% of Clearwire’s outstanding shares. The DISH Tender Offer has a minimum tender condition of 25% of Clearwire’s shares. Thus, if the DISH Tender Offer is consummated, it would result in DISH owning more than the “Specified Percentage” of Clearwire voting stock, and the consent of Comcast would be required (but has not been obtained).

73. Second, the DISH Tender Offer with the IRA and NPA constitute a “merger, consolidation, share exchange, recapitalization, business combination or other similar transaction” involving Clearwire and upon completion would constitute a “Change of Control.” Again, “Change of Control” is defined to include any transaction in which any person acquires more than 25.5% of Clearwire’s stock. Indeed, by making an Adverse Company Board Recommendation, Clearwire conceded that the DISH Tender Offer with the IRA and NPA qualifies as an “Acquisition Proposal,” as that term is defined in the Sprint Merger Agreement. Under section 7.1 of the Sprint Merger Agreement, the definition of “Acquisition Proposal” includes a “merger, consolidation, share exchange, business combination or similar transactions involving the Company.” Under Section 8.2 of the Clearwire Charter and Section 2.7(d) of the EHA, no such transaction may occur without the approval of holders of at least 75% of Clearwire’s outstanding stock. That approval has not been obtained. Indeed, Clearwire has not sought a vote of approval from its stockholders for the DISH Tender Offer.

X.	THE IRA PROVISIONS REQUIRING CLEARWIRE TO CAUSE THE APPOINTMENT OF THE DISH NOMINEES TO THE CLEARWIRE BOARD VIOLATE THE EHA AND DELAWARE LAW.

74. The IRA purports to give DISH a contractual right to name directors to at least three seats on the Clearwire Board (the “DISH Board Representation Rights”) and DISH compels the resignation of up to four of the current directors.

75. The DISH Board Representation Rights violate Section 2.1(k) of the EHA which provides that the rights to nominate board members belonging to Sprint and the SIGs are not transferable except to certain permitted transferees, which do not include DISH. By signing the IRA, Clearwire purported to effectively transfer the nominating rights of others to DISH, in breach of the EHA.

76. In the absence of an amendment to the Clearwire Charter (which would require Sprint’s approval qua stockholder) or pursuant to a voting agreement among a majority of the Clearwire stockholders (which would require Sprint’s consent qua stockholder), the DISH Board Representation Rights also violate Delaware law. Directors of a Delaware corporation may not bind themselves to abdicate their fiduciary duty by promising to nominate persons chosen by another. Yet the IRA purports to require the Clearwire Board to nominate and cause the election of DISH nominees in perpetuity.

77. Clearwire lacks the power to abrogate the EHA unilaterally, and Clearwire’s attempts to give DISH control of the Nominating Committee violate Delaware law and breach the EHA.

XI.	THE IRA PROVISIONS GIVING DISH VETO RIGHTS VIOLATE THE EHA AND DELAWARE LAW.

78. In an attempt to further undermine Clearwire’s governing documents and Sprint’s rights as a stockholder of Clearwire, the IRA purports to give DISH veto powers over transactions that may be essential for the continued viability of Clearwire (the “DISH Veto Rights”). For example, the DISH Veto Rights purport to provide DISH the right to veto, among other matters, changes to Clearwire’s governing documents, including any amendment to the Clearwire bylaws, the Clearwire Charter or the EHA, as well as any change of control transaction and material transactions with Sprint and any other interested party.

79. The DISH Veto Rights violate Delaware law. If the board of directors of a Delaware corporation could, by mere contract, give a minority stockholder the right to veto bylaw amendments, charter amendments and change of control transactions, then fundamental elements of the Delaware General Corporation Law would be eviscerated. Among other things, DISH and Clearwire would have stumbled upon the ultimate anti-takeover device. But of course they have not. Under Delaware law, like the DISH Board Representation Rights, the DISH Veto Rights could only be validly effectuated through an amendment to the Clearwire Charter or through an agreement of the holders of a majority of Clearwire’s shares. The Clearwire Board has not sought Sprint’s consent to amend the Clearwire Charter, nor has Sprint agreed to the DISH Veto Rights as a Clearwire stockholder.

80. The DISH Veto Rights also violate the EHA. The DISH Veto Rights are an impermissible assignment of Clearwire’s rights with respect to any amendment, termination or waiver under the EHA because the DISH Veto Rights are effectively an assignment of those rights under the EHA in violation of the EHA. Section 4.4(a) of the EHA provides that the EHA binds and inures to the benefit of the parties to the EHA and their respective successors and permitted assigns and Section 4.19 of the EHA provides that the EHA is entered into solely for the benefit of the parties to the EHA, their permitted transferees, permitted designees and successors and permitted assigns. DISH does not fall into any of these categories.

XII.	THE PREEMPTIVE RIGHTS GRANTED TO DISH IN THE IRA VIOLATE THE CLEARWIRE CHARTER AND DELAWARE LAW.

81. Section 3.1 of the IRA provides that “DISH will have the right to purchase its Preemptive Right Pro Rata Share … of New Securities [defined broadly to include rights, warrants, options, and securities convertible into stock] that [Clearwire] may … issue” (the “DISH Preemptive Rights”). (IRA § 3.1 (a), (e)) Under 8 Del. C. § 102(b)(3), “[n]o stockholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock unless, and except to the extent that, such right is expressly granted to such stockholder in the certificate of incorporation.” The Clearwire Charter provides “[e]xcept as set forth in the [EHA], the stockholders of the Corporation, in their capacity as such, will have no preemptive rights to acquire additional shares of the Corporation or securities convertible into or exchangeable for such shares.” (Clearwire Charter § 4.3(B)) The EHA does not permit Clearwire to grant DISH the DISH Preemptive Rights. Thus, the DISH Preemptive Rights are in violation of the Clearwire Charter and ultra vires under Delaware law.

XIII.	THE NPA VIOLATES THE EHA AND DELAWARE LAW.

82. Clearwire also will breach the EHA by entering into the NPA. Under Section 2.7(a)(iv) of the EHA, the consent of each of Sprint, Intel and the SIGs would also be required in connection with any material capital restructuring or reorganization by

Clearwire except for any financing transaction in the ordinary course of business. The terms of the NPA and its connection to the DISH Tender Offer make clear that it is not a financing transaction in the ordinary course of business and therefore the NPA requires the consent of Sprint, Intel and the SIGs under the EHA. Clearwire obtained no consents. Thus, the NPA violates the EHA.

83. Moreover, under Section 2.7(a)(i) of the EHA, the consent of each of Sprint, Intel and the SIGs is required in connection with any amendment of the Clearwire Charter, including to increase the number of authorized shares to permit the exchange of the notes issued pursuant to the NPA. Thus, for the notes issued to DISH under the NPA to be exchangeable, Sprint must consent and if Sprint does not consent, DISH receives all the notes – in further violation of Sprint’s preemptive rights under Section 3.5 of the EHA and Clearwire must pay 12% interest retroactively on the notes.

XIV.	THE DISH TENDER OFFER IS UNLAWFUL AND COERCIVE TO CLEARWIRE STOCKHOLDERS.

84. Having already been fooled by an ostensibly higher bid into all but rejecting the Sprint Merger Agreement, Clearwire’s stockholders are now being coerced into either tendering their stock for $4.40 per share or being left holding shares in a company facing a tumultuous and uncertain future which will be made dramatically worse by the DISH Tender Offer. The Sprint-Clearwire Merger was better for Clearwire as a whole and for all Clearwire stockholders considered together.

85. The DISH Tender Offer can close as early as July 2, 2013 and DISH, in spite of Clearwire’s protestations, refuses to extend this date. While DISH states that it “reserves the right to execute a ‘short-form’ merger,” following the DISH Tender Offer, DISH and Clearwire both know this cannot happen. Sprint has made clear that it has no interest in selling its Clearwire shares. Thus, it is impossible for DISH to do a back-end merger for the non-tendering stock at the same $4.40 per share consideration. DISH’s inability to execute a follow-up merger renders the DISH Tender Offer structurally coercive because if a Clearwire stockholder does not tender, that stockholder will be left holding stock in a Clearwire that is materially worse off as a result of the DISH Tender Offer.

86. If the execution of the IRA and the NPA are not enjoined, the DISH Board Representation Rights, the DISH Veto Rights and the DISH Preemptive Rights would create a period of uncertainty during which Clearwire’s stockholders will be left in limbo until this litigation is resolved.

87. As shown above, if the execution and delivery of the IRA and the NPA are not enjoined, the DISH Board Representation Rights, the DISH Veto Rights and the DISH Preemptive Rights will paralyze Clearwire and subject Clearwire’s future to DISH’s whim. The NPA will reinforce DISH’s incentive to drive Clearwire into bankruptcy. In addition, under the NPA, Sprint will be coerced into amending the Clearwire Charter to authorize the issuance of additional shares for the exchangeable notes or risk dilution in the value of its investment in Clearwire from the 12% non- exchangeable notes and risk losing the preemptive rights already guaranteed under the EHA.

88. In addition, any non-tendering stockholder faces the negative effects on Clearwire of the litigation arising out of the DISH Tender Offer. Sprint will continue to litigate to protect its rights under the EHA and the Clearwire Charter. Sprint’s success in this litigation will invariably lead to money damages claims by DISH against Clearwire – damages Clearwire lacks the means to pay. DISH knew its unlawful proposal would prompt a response from Sprint because the May 29 DISH Proposal states that DISH would “expect Clearwire to participate in defending[] the agreed governance rights in the face of any challenge, including subsequent to the closing of our offer.”

89. Therefore, Clearwire stockholders know that if they do not tender into the DISH Tender Offer, they will be much worse off as a result. If they do not accept the $4.40 DISH is offering, they will be left holding stock in a corporation with a paralyzing corporate governance structure and which is subject to litigation brought by Sprint to enforce its legal and contractual rights. And when Sprint is successful, DISH will argue that Clearwire must pay compensatory damages to DISH – money Clearwire does not have and cannot afford to pay. Although DISH’s knowledge that the rights it seeks are unenforceable should make any money damages claim unsuccessful, the mere threat of such claims coerces Clearwire stockholders into tendering into the DISH Tender Offer whether or not they believe $4.40 per share is an adequate price for their minority shares. This structural coercion alone is a sufficient basis to enjoin the DISH Tender Offer. The

DISH Tender Offer not only offers nothing for Clearwire as a corporation, it affirmatively harms Clearwire, Sprint and other non-tendering stockholders – the majority of Clearwire’s stockholders.

90. As shown above, the DISH Tender Offer, along with the IRA and the NPA, violate and are incompatible with the EHA, the Clearwire Charter and Delaware law, trample Sprint’s bought and paid for rights, and will create an unmitigated disaster for Clearwire in the near future. If that were not enough, the DISH Tender Offer is structurally coercive and designed to compel Clearwire’s stockholders into tendering to DISH.

91. The Clearwire Board knew all of this.

92. Sprint told the Clearwire Board all of this.

93. In fact, the Clearwire Board told DISH all of this.

94. The Clearwire Board even told the Clearwire stockholders all of this on numerous occasions.

95. But the Clearwire Board has now abandoned its convictions about what was best for Clearwire and all its stockholders, even though it had maintained those convictions through the December 6 DISH Proposal, the December 12 DISH Proposal, the December 28 DISH Proposal, the January 11 DISH Proposal, the February 8 DISH Proposal, the February 25 DISH Proposal and all the way up to the day before the first scheduled vote on the Sprint-Clearwire Merger.

96. DISH’s actions and proposals throughout 2012 and early 2013 and Clearwire’s responses further demonstrate that DISH’s proposals are – and have always been – unlawful and coercive. Indeed, as the Clearwire Board recognized, DISH’s goal initially was to loot Clearwire’s BRS spectrum. Even though its current offer is no longer contingent on securing Clearwire’s spectrum, DISH is still hoping to gets its hands on Clearwire’s spectrum. (May 29 DISH Press Release at 1 (“DISH remains committed to a commercialization of Clearwire’s significant portfolio of wireless spectrum assets.”); id. (“‘The Clearwire spectrum portfolio has always been a key component to implementing our wireless plans of delivering a superior product and service offering to customers,’ said Charlie Ergen, chairman and co-founder of DISH.”)) Now, DISH has fooled the Clearwire stockholders into likely voting down the Sprint-Clearwire Merger, is attempting to coerce the Clearwire minority stockholders into tendering into the DISH Tender Offer, and attempting to erode Sprint’s rights under the EHA and as a majority stockholder to gain a stranglehold over Clearwire for its own advantage.

XV.	THE DISH TENDER OFFER WRONGFULLY CONVERTS SPRINT’S AND THE OTHER CLEARWIRE STOCKHOLDERS’ RIGHTS TO DISH.

97. Clearwire and DISH, through the DISH Tender Offer and the IRA and NPA, are wrongfully converting rights belonging to Sprint and other Clearwire stockholders and transferring them to DISH.

98. Through these transactions, Clearwire is taking the right to engage in beneficial transactions away from the discretion of the Clearwire Board, subject to the consent of the Equityholders, and putting it in the hands of DISH, thereby converting the rights of Sprint and other Clearwire stockholders.

99. For example, through the negative control and other governance rights Clearwire is purporting to grant DISH, Clearwire is appropriating and transferring to DISH, Sprint’s right to receive a control premium for its shares. In exchange for this transfer of important and valuable rights, Clearwire is receiving nothing and Sprint is receiving nothing. In essence, DISH is paying a subset of Clearwire’s stockholders for rights that belong to Sprint and the non-tendering Clearwire stockholders.

100. As majority stockholder of Clearwire and a party to the EHA, Sprint has valuable and important rights that are being wrongfully converted by Clearwire and DISH.

XVI.	DISH WRONGFULLY INTERFERED WITH THE SPRINT MERGER AGREEMENT AND THE INTERIM FINANCING AGREEMENT.

101. DISH knew that Sprint entered into the Sprint-Clearwire Merger Agreement and the Interim Financing Agreement with Clearwire on December 17, 2012. DISH has repeatedly attempted to induce and coerce the Clearwire Board into sacrificing Sprint’s and the other Clearwire stockholders’ rights and best interest by making offers designed solely to fool Clearwire’s minority stockholders into voting down the Sprint-Clearwire Merger, even though there is nothing at the end of DISH’s rainbow because DISH’s offers are conditioned upon Clearwire’s agreement to illegal and unenforceable contracts.

102. DISH has knowingly acted in bad faith by making repeated proposals to the Clearwire Board that it knows could not be accepted without violating the EHA and Clearwire’s governing documents.

103. In addition, DISH added an interim financing component to try to compete with Sprint’s Interim Financing Agreement. DISH knew that Clearwire desperately needed financing and hoped to entice the Clearwire Board by offering both financing and a tender offer. However, DISH knows that Sprint qua stockholder will need to approve any financing for Clearwire under the EHA and Clearwire’s charter. Indeed, DISH has attempted to address this by offering the SIGs pro rata participation in the NPA. But DISH has guaranteed itself 25% of the notes, regardless of its ownership. Moreover, the NPA does not require DISH to offer any preemptive rights if the notes issued are not exchangeable. Non-exchangeable notes are offered at 12%, and carry priority in bankruptcy. Thus, not only are Sprint and the other SIGs being deprived of their preemptive rights under the EHA, but Sprint is being coerced into amending the Clearwire Charter to allow for the issuance of more Clearwire shares just so Sprint can exercise its contractual preemptive rights according to the terms of the NPA or else suffer diminution of the value of its Clearwire shares.

104. DISH has no justification or privilege for its actions. DISH’s motives are to induce the termination of the existing contracts between Sprint and Clearwire. As such, DISH is knowingly trying to induce the Clearwire Board to breach or terminate its binding agreements by entering into the NPA and the IRA. DISH is fooling Clearwire’s stockholders into voting against Sprint, and thereby terminating the Sprint-Clearwire Merger to pave the way for a DISH Tender Offer that it knows is conditioned upon violations of the EHA and Clearwire’s governing documents.

105. DISH’s actions have harmed Sprint.

COUNT I (Against DISH)

Coercive Tender Offer

106. Sprint realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

107. The DISH Tender Offer is structurally coercive because it offers more consideration to tendering stockholders than the value of the stock that is left behind for those non-tendering stockholders.

108. The DISH Tender Offer coerces Clearwire stockholders into tendering because if they do not tender, they will be left holding stock in a corporation that is possibly subject to paralyzing corporate governance disputes and a coercive note agreement, and which exists under the specter of a money damages award payable to DISH if its illegal governance rights are not enforced. Until Sprint is successful on its challenges to the unlawful corporate governance provisions, Clearwire will be in corporate governance limbo with an uncertain board composition, uncertain rights for DISH, and the inability to function as an ongoing entity. Even if Sprint is successful, DISH will seek money damages against Clearwire under the IRA.

109. The DISH Tender Offer is also coercive to Sprint because, if Sprint does not vote to increase the authorized shares necessary to make the Notes under the NPA exchangeable, the Notes become non-exchangeable. Sprint will then lose its preemptive rights, and Clearwire will be forced to pay an unreasonably high interest rate reducing the value of Sprint’s majority stake in Clearwire.

110. Sprint has no adequate remedy at law.

COUNT II (Against Clearwire)

Breach of Contract And Delaware Law Against Clearwire for Granting DISH

Governance Rights, DISH Veto Rights, and Agreeing to the IRA and the NPA

111. Sprint realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

112. Execution and delivery of the IRA and the NPA, and consummation of the DISH Tender Offer will violate the EHA because these transactions have not been approved by 75% of Clearwire’s stockholders and by Comcast Corporation.

113. Execution and delivery of the IRA will violate the EHA and Delaware law by purporting to require nomination and election of DISH nominees to the Clearwire Board.

114. Execution and delivery of the IRA will violate the EHA and Delaware law by purporting to give DISH Veto Rights over amendments to the Clearwire Charter and bylaws and the EHA, and other material transactions.

115. Execution and delivery of the IRA will violate Delaware law, the EHA and the Clearwire Charter by purporting to give DISH preemptive rights.

116. Execution and delivery of the NPA will violate the EHA because the NPA has not been approved by Sprint.

117. Sprint has no adequate remedy at law.

COUNT III (Against DISH)

Tortious Interference with Contract and Performance

118. Sprint realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

119. Defendant DISH is sued herein for tortious interference with contract and performance of the Sprint Merger Agreement and the Interim Financing Agreement.

120. DISH intentionally and improperly interfered with the contracts and performance of contracts between Clearwire and Sprint, thereby preventing performance and causing performance to be more expensive and burdensome.

121. DISH fooled Clearwire stockholders who will vote down the Sprint-Clearwire Merger. The Clearwire Board was coerced into not drawing on the Interim Financing Agreement and changing its recommendation on the Sprint-Clearwire Merger as set forth herein. Such breaches could not and would not occur but for the conduct of DISH, which knowingly interfered with and continues to interfere with the Sprint Merger Agreement and the Interim Financing Agreement. DISH

(a)	with knowledge of both the Sprint Merger Agreement and the Interim Financing Agreement;

(b)	caused Clearwire not to draw on the Interim Financing Agreement and to recommend against the Sprint Merger Agreement;

(c)	will cause a wrongful termination of the Sprint Merger Agreement;

(d)	engaged in a purposeful scheme and artifice to coerce the Clearwire Board by, among other things, approving the DISH Tender Offer knowing that it is unlawful – and thwarting the Sprint-Clearwire Merger – with the intent to cause harm to Clearwire, Sprint and Clearwire’s other stockholders;

(e)	without any privilege or justification for their actions; and

(f)	will cause actual legal damage to Clearwire, Sprint and Clearwire’s other stockholders.

COUNT IV (Against All Defendants)

Conversion

122. Sprint realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

123. Defendants DISH and Clearwire are sued herein for conversion of Sprint’s rights under the EHA and those rights inherent in Sprint’s ownership of a majority of Clearwire stock.

124. DISH and Clearwire are converting the rights of Sprint and will have taken distinct acts of dominion wrongfully exerted over Sprint rights, denying Sprint those rights entirely or in a manner inconsistent with Sprint’s rights.

125. Sprint has no adequate remedy at law.

COUNT V (Against All Defendants)

Declaratory Judgment That DISH’s Tender Offer and the IRA and NPA Are

Unlawful, In Violation of the EHA And Clearwire’s Governing Documents and

Sprint’s Contractual Rights Under the EHA.

126. Sprint realleges and reaffirms the allegations in the preceding paragraphs as if fully set forth herein.

127. Under the Delaware Declaratory Judgment Act, 10 Del. C. § 6501, et seq., Delaware courts “have power to declare rights, status and other legal relations, whether or not further relief is or could be claimed.” 10 Del. C. § 6501. According to the Act, “[a] person . whose rights, status or other legal relations are affected by statute, municipal ordinance, contract or franchise, may have determined any question of construction or validity arising under the instrument, statute, ordinance, contract or franchise and obtain a declaration of rights, status or other legal relations thereunder.” Id. § 6502. “A contract may be construed either before or after there has been a breach thereof.” Id. § 6503. The power of Delaware courts to grant declaratory relief is to “be liberally construed and administered.” Id. § 6512.

128. There is an actual controversy concerning the parties’ contractual rights under the EHA and Clearwire’s governing documents.

129. Based on the allegations set forth herein, Sprint is entitled to a declaration that consummation of the DISH Tender Offer (including the NPA and the IRA) would be a breach of Delaware law, Clearwire’s governing documents and Sprint’s contractual rights under the EHA.

130. Such a declaration is necessary and appropriate at this time so that Sprint may ascertain its rights. A declaratory judgment in this matter will conclusively clarify the legal rights and obligations of the parties, and will be of practical assistance to them. The judgment sought “will terminate the controversy” and “remove an uncertainty” regarding the DISH Tender Offer and its effect on Sprint’s contractual and common law rights. See 10 Del. C. § 6505.

131. Unless the DISH Tender Offer (including execution and delivery of the NPA and the IRA) is enjoined by this Court, Sprint will continue to suffer the harm complained of herein.

132. Sprint has no adequate remedy at law.

REQUEST FOR RELIEF

WHEREFORE, Sprint respectfully requests that this Court issue an order:

a. Enjoining consummation of the DISH Tender Offer;

b. Enjoining DISH and anyone acting in concert with it from continuing to pursue the DISH Tender Offer in any form that, if consummated, would result in violations of Delaware law, Clearwire’s governing documents and the EHA;

c. Declaring that DISH’s Tender Offer would, if consummated, result in the breach of Clearwire’s contractual obligations;

d. Enjoining Clearwire from executing and delivering the IRA or the NPA;

e. Rescinding the IRA and/or the NPA;

f. Returning Sprint’s rights that were wrongfully converted to Sprint;

g. Declaring invalid and enjoining DISH from exercising any DISH Governance Rights that are in breach of the EHA, Clearwire’s certificate of incorporation, its bylaws, or Delaware law;

h. Awarding Sprint its costs and disbursements in this action, including reasonable attorneys’ and experts’ fees;

i. Awarding Sprint compensatory damages from DISH resulting from the wrongful interference with the Interim Financing Agreement;

j. Awarding Sprint compensatory damages from DISH resulting from the delay to the vote on or the loss of the opportunity to effectuate the Sprint-Clearwire Merger, and the deprivation of its contract rights, including, but not limited to, its governance rights; and

k. Granting Sprint such other and further relief as this Court may deem just and proper.

/s/ Robert S. Saunders
Robert S. Saunders (ID No. 3027)
Ronald N. Brown, III (ID No. 4831)
Christopher M. Foulds (ID No. 5169)
Arthur R. Bookout (ID No. 5409)
Christina L. Golden (ID No. 5832)
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
Tel.: (302) 651-3000
Fax: (302) 651-3001

DATED: June 17, 2013

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SPRINT NEXTEL CORPORATION and SPRINT HOLDCO, LLC, Plaintiffs, v. DISH NETWORK CORPORATION and CLEARWIRE CORPORATION, Defendants.	: : : : : : : : : : :	C.A. No. -

PLAINTIFFS SPRINT NEXTEL CORPORATION AND

SPRINT HOLDCO, LLC’S MOTION FOR EXPEDITED PROCEEDINGS

Plaintiffs Sprint Nextel Corporation (“Sprint Nextel”) and Sprint HoldCo, LLC (“Sprint HoldCo” and, together and severally, with Sprint Nextel, “Sprint”), by and through their undersigned counsel, hereby moves the Court for an Order (i) relieving Sprint from the 20-day period otherwise required by Court of Chancery Rule 56(a) before filing a motion for summary judgment, so that Sprint may file a motion for partial summary judgment and permanent injunction; (ii) expediting briefing on that motion; and (iii) setting a hearing on that motion so that the Court may rule before July 2, 2013. The grounds for this motion for expedited proceedings are as follows:

1. Sprint bases its request for expedited proceedings on the facts and claims set forth in its Verified Complaint.

2. Sprint, a majority stockholder of Defendant Clearwire Corporation (“Clearwire”), faces imminent and irreparable injury arising out of Clearwire’s plan to execute and deliver an Investor Rights Agreement (the “IRA) and Note Purchase Agreement (the “NPA”) to DISH Network Corporation (“DISH”). The IRA and NPA are expected to be executed and delivered in conjunction with DISH’s tender offer for all Clearwire stock which is scheduled to close on July 2, 2013 (the “DISH Tender Offer”). On June 12, 2013, the Clearwire Board of Directors announced their recommendation that Clearwire stockholders tender into the DISH Tender Offer. Because execution and delivery of the IRA is a condition to consummation of the DISH Tender Offer, it must be expected that Clearwire will attempt to execute and deliver the IRA on or before July 2, 2013.

3. The IRA and NPA contain a variety of provisions that purport to bestow upon DISH significant governance rights that violate Delaware law and Clearwire’s certificate of incorporation (including the Equityholders’ Agreement, a longstanding agreement among Clearwire and certain of its stockholders that is incorporated by reference into its certificate of incorporation). Under the Equityholders’ Agreement, the transactions contemplated by the DISH Tender Offer are also subject to approvals that have not been obtained and that Clearwire appears to contend need not be obtained.

4. Furthermore, the DISH Tender Offer is coercive to Sprint and all Clearwire stockholders because it threatens to leave non-tendering stockholders left behind in a company subject to fundamental disputes over governance rights – or at a minimum, subjected to potential damage claims from DISH if the governance rights Clearwire is purporting to bestow upon DISH are found unenforceable.

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5. The “Delaware courts are always receptive to expediting any type of litigation in the interests of affording justice to the parties.” Box v. Box, 697 A.2d 395, 399 (Del. 1997). See also In re Ness Techs., Inc., C.A. No. 6569-VCN, 2011 WL 3444573, at *2 (Del. Ch. Aug. 3, 2011) (“The Court acts regularly to grant requests to expedite proceedings …. ‘Exceptions to that norm are rare.’”) (citation omitted) Expedited proceedings are appropriate when a plaintiff has a “‘sufficiently colorable claim’” and there is a “‘sufficient possibility of a threatened irreparable injury.’” Morton v. Am. Mktg. Indus. Holdings, Inc., C.A. No. 14550, 1995 WL 1791090, at *2 (Del. Ch. Oct. 5, 1995) (citation omitted). See also Banet v. Fonds de Regulation et de Controle Café Cacao, C.A. No. 3742-CC, 2008 WL 4951054, at *1 (Del. Ch. Nov. 12, 2008) (stating that expedition requires only a “‘colorable claim’” and a “‘possibility of threatened irreparable injury’”) (citation omitted). The Court need not determine “‘the merits [of the case] or even the legal sufficiency of the pleadings.’” Id. at *2 (citation omitted).

6. This Court routinely departs from the standard time limits in the Court of Chancery’s rules, and grants motions to expedite when plaintiff has met this “minimal threshold.” Cnty. of York Emps. Ret. Plan v. Merrill Lynch & Co., Inc., C.A. No. 4066-VCN, 2008 WL 4824053, at *7-8 (Del. Ch. Oct. 28, 2008); see also Raymond Revocable Trust v. MAT Five LLC, C.A. No. 3843-VCN, 2008 WL 2673341, at *2, *6 (Del. Ch. June 26, 2008) (granting preliminary injunction hearing, motion to expedite proceedings and motion for expedited discovery).

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7. The Verified Complaint demonstrates that Sprint easily meets this test. For months, Clearwire and its Board of Directors publicly conceded that they were not allowed to give DISH the governance rights it demanded – including the purported right to veto a variety of significant transactions – and repeatedly called DISH’s proposals “not actionable” for just that reason. Only recently has Clearwire reversed course and apparently determined that it had no option but to capitulate to DISH’s demands for impermissible veto rights.

8. The DISH Tender Offer also coerces Clearwire stockholders into either tendering to DISH or holding stock in a company subject to tumultuous and uncertain governance structure. Moreover, if Sprint succeeds in this litigation to enforce its rights, DISH will likely seek money damages under the IRA because Clearwire will be unable to deliver DISH the rights contained in the IRA.

9. Accordingly, in light of the actionably coercive nature of the DISH Tender Offer, the clear violations of Delaware law and Clearwire’s governing documents that will occur if the IRA and NPA are not enjoined, and the irreparable harm to Sprint that would result if Clearwire’s and DISH’s wrongful conduct is not permanently enjoined, expediting proceedings in this action is appropriate.

10. Therefore, Sprint seeks an order permitting Sprint to move for partial summary judgment notwithstanding Rule 56(a) and scheduling a hearing on the motion so as to permit the Court to rule by July 2, 2013.

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WHEREFORE, Sprint respectfully requests that the Court enter an order expediting proceedings, as set forth in the attached form of order, and granting such other relief as is just and proper.

Respectfully submitted,

/s/ Robert S. Saunders

Robert S. Saunders (ID No. 3027)

Ronald N. Brown, III (ID No. 4831)

Christopher M. Foulds (ID No. 5169)

Arthur R. Bookout (ID No. 5409)

Christina L. Golden (ID No. 5832)

SKADDEN, ARPS, SLATE,

    MEAGHER & FLOM LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

Tel.: (302) 651-3000

Fax: (302) 651-3001

DATED: June 17, 2013

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